Form 10-K405, Exhibit 13
period 1999-12-31
CONDEV LAND GROWTH FUND 86 LTD
filed 2000-02-24
CIK 795280

                                                                February 7, 2000

Condev Land Growth Fund '86, Ltd.
1999 Annual Report

Dear Limited Partner:

Enclosed is your Schedule K-1 (Form 1065) relating to the Partnership's operations for the year ended December 31, 1999. If your investment is held by a custodian, the K-1 is for information purposes only. A copy of this form has been sent to your custodian.

The financial statements of the Partnership for the year ending December 31, 1999 are on the reverse side hereof. There was one property sale during the year. On December 29, 1999, West 50 Joint Venture, in which the Partnership holds a 59% interest, sold its property on West SR 50 in Lake County. On January 6, 2000 a total of $1,665,000, or $222 per unit, was distributed to limited partners. Details of the sale were included in the January 6 Distribution Report. As of December 31, 1999, the net asset value (book value) per unit of limited partner interest was $269.24, which included the $222 per unit distributed on January 6, 2000. As of that date, the Partnership owned one remaining property:

NASA Causeway, Titusville. This property continues to be under contract with an
-------------------------
investor who is developing the site for retail users. The buyer has made a $30,000 non-refundable deposit on the contract, and is paying the Partnership a non-refundable monthly extension fee. The buyer has obtained most of the permits required to develop the property, and we anticipate closing on this property near the end of February, 2000.

If the property does close as expected, all liabilities of the Partnership will be paid and a final distribution to limited partners will be made shortly thereafter. The Partnership will then be terminated.

Please feel free to contact the Investor Relations office if you have any questions or would like additional information concerning your investment.

Sincerely yours,

CONDEV ASSOCIATES

                                      29